January 16, 2009

VIA EDGAR AND FACSIMILE
(202) 772-9209

Mr. Daniel Gordon
Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628

Re:	Tanger Factory Outlet Centers, Inc.
Tanger Properties Limited Partnership
Forms 10-K for the year ended December 31, 2007
Filed 02/28/08
Definitive Proxy Statement
Filed 04/03/08
File Nos. 001-11986 and 333-03526-01

Dear Mr. Gordon:

On behalf of our client, Tanger Factory Outlet Centers, Inc. (the “Company”), we are responding to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 18, 2008.

For your convenience, the Staff’s comments are set forth below in bold, followed by the Company’s responses to each comment.

Form 10-K for the year ended December 31, 2007

 Current Developments and Dispositions, page 31

1.	In future filings, please disclose the expected source of funding for each of your potential developments.

Response:

In future filings, the Company will disclose the expected source of funding for each of its potential developments.

 Exhibits 31.1 and 31.2

2.
We note that the certifications are not in the proper form (specifically paragraph 5).  The required certifications must be in the exact form prescribed by Item 601(B)(31) of Regulation S-K; the wording of the required certifications may not be changed in any respect.  Please file amendments, including the entire periodic reports and new, corrected certifications, to your Forms 10-K for the year ended December 31, 2007 as well as your quarterly reports on Forms 10-Q for the periods ended March 31, June 30 and September 30, 2008.

Response:

The Company respectfully acknowledges that exhibits 31.1 and 31.2 in the above- referenced filings are not in the proper form prescribed by Item 601(B)(31) of Regulation S-K.  While the Company acknowledges the error, the Company believes that the amendments to the Form 10-K and Forms 10-Q should include only the amended certifications in question, rather than the entire periodic reports.  The Company respectfully refers to amendments to periodic reports and related correspondence with the Staff by Grubb & Ellis Healthcare REIT, Inc. (Staff comment letter dated November 5, 2008, Form 10-K/A filed November 23, 2008), LaSalle Hotel Properties (Staff comment letter dated March 3, 2006, Form 10-K/A dated March 24, 2006) and Century Realty Trust (Staff comment letter dated May 25, 2006, Form 10-K/A filed June 12, 2006, Form 10-Q/A filed June 12, 2006), in which only amended certifications, rather than amendments of entire periodic reports, were filed and accepted by the Staff.  In accordance with the examples of such other REITs, the Company proposes to file abbreviated amendments to its Form 10-K and Forms 10-Q consisting of a cover page, explanatory note, signature page, and the corrected certifications.

Definitive Proxy Statement on Schedule 14A.

Executive Compensation

Role of Compensation Consultants and Use of Aggregate Peer Group Data, Page 8

3.
In this section, you state that you review the compensation practices of other REITs for informational purposes only and such data is not used to set specific targets or benchmarks.  You also state, however, that this comparative data is used to set and adjust executive compensation in your company and to ensure that compensation levels are competitive.  Furthermore, on page 12, you state that long-term incentives are determined based on peer group compensation practices.  In future filings, please clarify your use of comparative compensation data from peer groups.

Response:

The Company acknowledges the Staff’s comment and proposes that in future filings it will clarify how comparative compensation data from peer groups are used.  In order to satisfy the Staff’s request for future filings, the Company proposes to use similar language as that set forth below which could have been used in the Definitive Proxy Statement filed on April 3, 2008 (the “2008 Proxy Statement”):

“Role of Compensation Consultants and Use of Aggregate Peer Group Data

Since 2004, the Compensation Committee has engaged the services of an outside compensation consultant, the SMG Advisory Group, LLC, (referred to as “SMG”) to assist it in determining the proper amounts, types and mix of compensation to executive officers in order to achieve the overall objectives as described above. The Compensation Committee, with the help of SMG, annually reviews the compensation practices of other REITs in order to evaluate market trends and compare our compensation programs with our competitors.  Based in part on this data and analysis provided by SMG, the Compensation Committee develops a compensation plan which is intended to maintain the link between corporate performance and shareholder wealth creation while being generally competitive within our industry and geographic location.

During each fiscal year, management prepares tally sheets that set forth the Company’s total compensation obligations to the CEO and the other officers.  These tally sheets, which include the executive’s realized compensation from the prior year and targeted compensation for the coming year, are provided to SMG for the purpose of presenting the Compensation Committee with an analysis of the compensation of our executives compared to that of our peer companies. The analysis prepared by SMG compares each officer’s compensation to the average, 25th, 50th and 75th percentile of officers with similar duties and responsibilities at the targeted peer group companies in two categories: (1) base salary and incentive cash bonus together as a total and (2) total overall compensation.

SMG presents its analysis in a written report to the Compensation Committee, typically during its regularly scheduled February meeting.  In the report, SMG recommends, based on their review of the peer group analysis and other factors specifically related to the Company, the level of base and incentive cash bonus compensation to be set for each officer as well as the amount of equity awards to be granted to each officer (or, if applicable, that the recommendations of the CEO or COO with respect to such compensation are reasonable and within peer group standards).  The Compensation Committee considers the SMG recommendations and peer group analysis when determining  base salary and annual and long-term incentives.  In some cases, the Committee has determined that setting and paying target compensation above or below the peer group range of the 25th percentile to the 75th percentile is justified due to a number of factors, including the Company’s or individual’s overall performance relative to the peer group and the unique circumstances associated with any individual candidate.”

The Company respectfully submits that this language clarifies its use of comparative compensation data from peer groups as requested by the Staff and proposes to use similar language in future filings to satisfy the Staff’s request.

Long-Term Incentives:  Description and Analysis, page 12

4.
In future filings, with respect to long-term incentive awards, please provide a more detailed analysis of how the company determined the actual awards.  Please disclose the actual factors considered in making the equity awards for each named executive officer.

Response:

The Company acknowledges the Staff’s comment and proposes that in future filings it will provide a more detailed analysis of how the equity awards were determined.  In order to satisfy the Staff’s request for future filings, the Company proposes to use similar language as that set forth below which could have been used in the 2008 Proxy Statement:

“On February 20, 2007, the Option Committee awarded 72,000 restricted Common Shares to Mr. Stanley K. Tanger, 48,000 restricted Common Shares to Mr. Steven B. Tanger and 20,000 restricted Common Shares to Mr. Frank C. Marchisello, Jr.  These awards were identical to the awards made in 2006.  Our CEO recommended that the number of restricted Common Shares awarded to each officer be the same number as granted during the previous year based on the Company’s financial performance during 2006 and the total returns on investment our shareholders achieved over the last 5 years.  During 2006, our shareholders achieved a 41.5% total return on their investment , up from 14.3% in 2005 and 38.1% in 2004.  Over the 5 year period ending in 2006, our shareholders received a total return of 413.50%, representing a compound annual return of approximately 39% per year.  In 2006, we outperformed the Standard & Poors 500 for the 7th consecutive year and the NAREIT All Equity REIT Index for the 5th consecutive year. We ranked 1st among 9 mall REITs and 5th out of 104 equity REITs in total return to shareholders for the five years ending in 2006.

The compensation consultants compared the number of restricted Common Share awards as recommended by the CEO to similar awards granted in each officer’s peer group and determined that the recommendations were within peer group standards.  In addition, the Compensation Committee recommended that the Option Committee make awards of restricted Common Shares to other executive officers based upon the recommendations of the CEO and COO.  Based on such recommendations and consistent with the advice of the Compensation Committee and its outside compensation consultants, the Option Committee awarded 2,000 restricted Common Shares to each of the other executive officers.”

The Company respectfully submits that this language presents a more detailed analysis of how the company determined the long-term incentive awards as requested by the Staff and proposes to use similar language in future filings to satisfy the Staff’s request.

2007 Summary Compensation Table, page 15

5.
We refer you to Section II.B.1 of Securities Act Release No. 33-8732A (Aug. 26, 2006).  The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers.  In future filings, please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.  For example, we note that both Messrs. Stanley K. Tanger and Steven B. Tanger received significantly more share awards than the other named executive officers.  Please see Item 402(b)(2)(vii) of Regulation S-K.

Response:

The Company respectfully refers the Staff to the information included under the caption “Base Salary: Description and Analysis” on page 10 of the 2008 Proxy Statement. The Company believes that this disclosure provided reasons for the differences in amounts of base salary awarded to the named executive officers.  The Company acknowledges the Staff’s comment regarding grants of equity awards to the named executive officers and proposes that in future filings will explain the reasons for the differences in the amounts of all compensation awarded to the named executive officers.  In order to satisfy the Staff’s request for future filings, the Company proposes to use similar language as that set forth below which could have been used in the 2008 Proxy Statement:

“The number of restricted Common Shares granted to Messrs. Stanley K. Tanger and Steven B. Tanger and the incentive cash bonus opportunities of each of the Tangers and of Mr. Marchisello are significantly greater than the restricted Common Share grants and incentive bonus opportunities provided to our other executive officers. Stanley Tanger is the founder of the Company and he and his son, Steven Tanger, have been, since the Company was founded, responsible for making the most critical decisions for the Company and have played the most significant role in the Company’s growth in shareholder value since its initial public offering.  Accordingly, the Compensation Committee believes that the equity awards and incentive cash bonus for those individuals should be set a level significantly above the other executive officers and that this policy is consistent with other similar companies.  Given his role as Chief Financial Officer, his responsibilities over the Company’s financial reporting processes, including the regulatory requirement to certify that the Company’s internal controls were effective during the reporting period, as well as his supervisory responsibilities over the executive officers that oversee the Company’s accounting, operations, marketing, human resources, information systems, and legal functions, the Compensation Committee believes Mr. Marchisello’s incentive cash bonus award opportunity should be set at a level similar to the Tangers and at a level significantly above the other officers.”

The Company respectfully submits that this language explains the reasons for the differences in the amounts of compensation awarded to the named executive officers as requested by the Staff and proposes to use similar language in future filings to satisfy the Staff’s request.

The Company has authorized us to acknowledge on its behalf that, in connection with this response, that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments and look forward to resolving any outstanding issues as quickly as possible.  If you have any questions in connection with our responses to your comments, please feel free to call me at (212) 906-1369.

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Best regards,

/s/ Raymond Y. Lin

Raymond Y. Lin
of LATHAM & WATKINS LLP

cc:           Frank Marchisello/Tanger Factory Outlet Centers, Inc.